Exhibit 4.47

February 28, 2007

Personal and Confidential

D. Scott Murray, BScPharm LLB MBA

106 Saddle Ridge Road

Chapel Hill, NC 27514

Re:    New Employment Agreement

Dear Scott:

This letter and the attached agreement are meant to reflect our recent discussions regarding the terms of your continued employment with Adherex, Inc. (the “Company”), the wholly-owned subsidiary of Adherex Technologies Inc. (“AHX”), in Durham, North Carolina.

Effective immediately, you will serve as Senior Vice President, Corporate Development, General Counsel & Secretary of the Company and of AHX. In this position, you will continue to report directly to me. As Senior Vice President, Corporate Development, your primary responsibilities will be expanded to include a more active role in the development and implementation of corporate strategy with respect to licensing, mergers, acquisitions, joint ventures and partnerships, along with continued oversight of the legal and secretarial functions. Other specifics of your employment with the Company will be governed by the terms and conditions set out in the enclosed agreement.

Sincerely,

ADHEREX, INC.

/s/ William P. Peters
William P. Peters, MD PhD MBA
Chairman and Chief Executive Officer

4620 Creekstone Drive, Suite 200 • Research Triangle Park • Durham, North Carolina • 27703

Tel: (919) 484-8484 • Fax: (919) 484-8001 • www.adherex.com

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) dated as of this 28th day of February 2007 (the “Effective Date”), by and between Adherex, Inc. (the “Company”), a wholly-owned subsidiary of Adherex Technologies Inc. (“AHX”), and D. Scott Murray, an individual residing at the address set forth on the signature page hereof (“Employee”).

1. Duties. While employed by the Company, Employee will be employed in the position of Senior Vice President, Corporate Development, General Counsel & Secretary of the Company and of AHX (“SVP”), and, as such, Employee agrees to faithfully perform the duties of the position of SVP and to perform such other duties of an executive, managerial or administrative nature as shall be reasonably specified and designated from time to time by the Chief Executive Officer of the Company. Employee agrees to perform his duties and responsibilities at the Company diligently and to the best of his ability, and further agrees to devote all of his business time and efforts to the performance of duties hereunder. Employee further agrees not to be employed by any entity or other third party while employed by the Company without first obtaining the advance written consent of the Company.

2. Compensation. In consideration of his services to the Company, Employee will be compensated as follows:

(a) Base Salary. Employee will be paid an annual base salary of Two Hundred Thirty Thousand Dollars (USD $230,000.00), less any withholdings required by law or properly requested by Employee (the “Base Salary”). In the sole discretion of the Company, the annual base salary may be increased following regularly scheduled performance reviews. The Company will pay Employee the Base Salary on its regularly scheduled paydays, in accordance with its regular payroll practices and procedures.

(b) Signing Bonus. Upon execution of this Agreement, Employee will be paid a one-time lump sum signing bonus of Twenty-Five Thousand Dollars (USD $25,000.00) (the “Signing Bonus”). The Signing Bonus is subject to any withholdings required by law and/or properly requested by Employee.

(c) Discretionary Bonus. In addition to the Base Salary and Signing Bonus, the Company may award Employee an annual bonus (the “Annual Bonus”) with acceptable performance as determined by the Company. The Company will have the sole discretion and authority to determine Employee’s eligibility for and the amount of the Annual Bonus and the award of such bonus will be dependent upon performance objectives established by the Chief Executive Officer. The Annual Bonus is subject to any withholdings required by law and/or properly requested by Employee.

(d) Stock Option Grant. Subject to the approval of its Board of Directors (the “Board”), AHX further agrees to grant Employee an option to purchase up to 200,000 shares of AHX’s common stock (the “Option”). The Option will be subject to the terms and conditions of the AHX Stock Option Plan (the “Plan”) and a separate stock option agreement between the Company and Employee. Shares subject to the Option will have an exercise price equal to the fair market value on the date of grant, as determined by the Board. One-third of the shares subject to the Option will immediately vest and be fully exercisable on the date of grant. Thereafter, the remaining unvested shares will vest annually in equal installments over the next two years on the anniversary of the Effective Date for so long as Employee remains employed by the Company. As further detailed in the stock option agreement between the Company and Employee, if Employee’s employment terminates due to a change in control of the Company (as defined in the stock option agreement), any then-remaining unvested shares shall immediately vest and be fully exercisable.

(e) Business Expenses. The Company will reimburse Employee for all reasonable expenses incurred by Employee that are directly related to his employment or the business of the Company, including any professional fees, provided that Employee complies with the Company’s policies and procedures for reimbursement or the advance of business expenses.

3. Benefits. While employed by the Company, Employee will receive such other benefits as are provided from time to time to other similarly-situated employees of the Company. All such benefits are subject the terms and conditions of the plan documents by which such benefits are provided, and are subject to change by the Company at any time, with or without advance notice.

4. Vacation and Paid Holidays. You will be eligible for vacation in accordance with the Company’s vacation policy. You will be entitled to take twenty (20) days of paid vacation annually. In addition, Employee will be entitled to be paid for all holidays recognized by Company policy.

5. Confidential Information and Restrictive Covenants. As a condition of Employee’s continued employment with the Company, the Confidentiality and Intellectual Property Agreement dated January 27, 2003 between Employee and AHX (the “IP Agreement”), which includes Employee’s agreement to refrain from disclosing the Company’s confidential information, will continue in full force and effect and is fully incorporated into this Agreement by reference, and a breach of the IP Agreement will be construed as a breach of this Agreement.

6. Conflicts of Interest. You are subject to the Company’s conflict of interest requirements and policies, and are responsible for recognizing and avoiding any and all circumstances that may give rise to an actual conflict of interest or give the appearance of a conflict of interest situation.

7. Termination of Employment. Employee’s employment with the Company is at-will, meaning that either Employee or the Company can terminate the employment relationship at any time, for any or no reason, subject to the following provisions:

(a) Termination for Cause. Employee’s employment with the Company may be terminated for “Cause” at any time and without advance notice. If terminated for Cause, Employee will only be entitled to receive payment of any wages and vacation pay earned or accrued to the date of termination. For purposes of this Agreement, “Cause” means Employee’s: (1) material breach of the terms of this Agreement or the IP Agreement; (2) failure to diligently and properly perform his duties and responsibilities, or to comply with any policies and directives of the Company or the Board; (3) dishonest or illegal action (including, without limitation, embezzlement) or any other action whether or not dishonest or illegal by Employee that is materially detrimental to the interest and well-being of the Company, including, without limitation, harm to its reputation; (4) failure to fully disclose any material conflict of interest he may have with the Company in a transaction involving the Company which conflict is materially detrimental to the interest of the Company; or (5) your conviction of (i) any felony or (ii) any misdemeanor or other crime of moral turpitude (other than a minor traffic offense).

(b) Termination upon Death or Disability. Employee’s employment with the Company will terminate immediately in the event of his death or permanent disability. For purposes of this Agreement, permanent disability means that Employee is unable to perform the essential functions of his position, with or without a reasonable accommodation, for more than sixty (60) consecutive days or ninety (90) days in any 12-month period. If terminated pursuant to this Section 7(b), Employee or his successor(s) will only be entitled to receive payment of any wages and vacation pay earned or accrued to the date of termination.

(c) Resignation by Employee. Employee may resign employment with the Company upon thirty (30) days’ advance written notice. If Employee fails to provide at least thirty (30) days advance notice of resignation, Employee will forfeit payment for any accrued, unused vacation pay. The Company reserves the right in its sole discretion to pay Employee’s then-current Base Salary for all or a part of such notice period, in lieu of Employee’s continued employment during the notice period. If Employee resigns his employment with the Company, Employee will be entitled to receive payment of any wages and vacation pay earned or accrued through the termination date.

(d) Termination by the Company Without Cause. Employee’s employment with the Company may be terminated at any time without Cause. The termination of Employee’s employment by the Company will be deemed to be “Without Cause” if Employee is terminated for any reason other than Sections 7(a) through (c) of this Agreement.

8. Payments upon Termination.

(a) Accrued Compensation. If Employee’s employment with the Company is terminated by either party for any reason, Employee will receive payment of any wages and vacation pay earned or accrued to the date of termination; provided, however, that if Employee resigns his employment with the Company, he must provide the notice specified in Section 7(c) hereof in order to receive payment for any accrued, unused vacation time.

(b) Severance Benefits. In addition to any accrued compensation, if Employee’s employment is terminated by the Company Without Cause, the Company will provide Employee with the following severance benefits, subject to the conditions described below.

(1) If Employee is terminated by the Company Without Cause, the Company will (A) pay Employee an amount equal to twelve (12) months of Employee’s then-current Base Salary, and (B) continue paying Employee’s health insurance benefits (medical and dental) for the lesser of (i) a period of twelve (12) months after the termination of Employee’s employment, or (ii) until the employee has accepted alternative employment (the “Benefits Period”). If the Company cannot allow Employee to continue his participation in its health insurance benefit plans during the Benefits Period, the Company agrees to reimburse Employee for his COBRA premiums during the Benefits Period (at a level of coverage equivalent to that in effect immediately prior to the termination).

(2) In order to receive any portion of the severance benefits described in this Section 8(b), Employee will be required to first execute a release of all claims against the Company, in form reasonably acceptable to the Company. In addition, to continue receiving the severance benefits, Employee must also comply with any post-termination obligations to the Company as a result of the IP Agreement.

9. Notices. Any notice or other communication required or permitted hereunder must be made in writing and shall be delivered personally, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally, sent by facsimile transmission or, if mailed, five days after the date of deposit in the United States mail as follows:

If to the Company, to:

Adherex, Inc.
4620 Creekstone Drive, Suite 200
Durham, North Carolina 27703
Attention: General Counsel

If to the Employee, at the address set forth on the signature page hereof.

Any party may by notice given in accordance with this Section 9 to the other parties hereto designate another address or person for receipt by such person of notices hereunder.

10. Entire Agreement. This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto, including without limitation any agreements that may have been entered into between the Company and Employee.

11. Waivers and Amendments. This Agreement may only be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, with a writing signed by all parties hereto, or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege nor any single or partial exercise of any such right, power or privilege, preclude any other or further exercise thereof or the exercise of any other such right, power or privilege.

12. Governing Law; Venue. This Agreement will be governed by and construed in accordance with the laws of the state of North Carolina, without regard to conflicts of law principles.

13. Assignment. This Agreement, and Employee’s rights and obligations hereunder, may not be assigned by Employee; any purported assignment by Employee in violation hereof shall be null and void. In the event of any sale, transfer or other disposition of all or substantially all of the Company’s assets or business, whether by merger, consolidation or otherwise, Employee agrees that the Company may assign this Agreement and its rights and obligations hereunder to a successor in interest.

14. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, permitted assigns, heirs, executors and legal representatives.

15. Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original but all such counterparts together shall constitute one and the same instrument. Each counterpart may consist of two copies hereof each signed by one of the parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement as of the day and year first above written.

ADHEREX, INC.

	By:	/s/ William P. Peters
Dr. William P. Peters, MD PhD MBA
Chief Executive Officer

EMPLOYEE:

/s/ D. Scott Murray
Witness	Employee:	D. Scott Murray
106 Saddle Ridge Road
Chapel Hill, NC 27514